UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

Coastal Carolina Bancshares, Inc.

(Exact name of registrant as specified in its charter)

1012 38th Avenue North, Myrtle Beach, SC 29577

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12g-4(a)(2)(ii)	☐
Rule 15d-6	☐

*	Explanatory Note:

Registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons. Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”), as amended by the Jumpstart Our Business Startups Act, to terminate the registration of its common stock, $.01 par value per share, under Section 12(g) of the Act.

Approximate number of holders of record as of the certification or notice date: 337

Pursuant to the requirements of the Act, Coastal Carolina Bancshares, Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 2, 2013	By:	/s/ Laurence S. Bolchoz, Jr.
Laurence S. Bolchoz, Jr. Chief Executive Officer